Exhibit 99.1
press release
ArcelorMittal announces the publication of its Annual Report 2025 on Form 20-F and the publication of its 2025 annual report
6 March 2026, 23:55 CET
ArcelorMittal has today filed its Annual Report 2025 on Form 20-F with the U.S. Securities and Exchange Commission (SEC). The report is now available at http://corporate.arcelormittal.com > Financial reports.
ArcelorMittal will send a hard copy of the Form 20-F Annual Report for 2025, which includes the audited financial statements, to shareholders free of charge upon request.
ArcelorMittal also has published its annual report for the year ended 31 December 2025. The report has been filed with the electronic database of the Luxembourg Stock Exchange (www.bourse.lu) and is available at http://corporate.arcelormittal.com > Financial reports
Highlights of FY 2025 include:
•Safety: in the first year of our three-year transformation program, the Company saw tangible progress across all safety KPIs in 2025, including a significant improvement in fatality prevention
•Capital allocation: The Company maintained a disciplined and balanced capital allocation, investing $1.1 bn in strategic capex and returning $0.7bn to shareholders ($0.4bn in dividends and $0.3bn in share buybacks). Balance sheet strength was reflected in the credit rating upgrades by both Moody’s (to Baa2 stable) and S&P (to BBB stable) in 2025
•Enhanced iron ore vertical integration: ArcelorMittal is among the largest iron ore producers in the world with total iron ore reserves of c. 3.7bn tonnes. Iron ore self-sufficiency increased to 72% in 2025 (up from 58% in 2024) and is expected to increase further as the Liberia expansion project to 20Mtpa ramps up
•Actively enabling energy transition: Targeted investments in high-quality renewable assets (2.8 GW by 2028), expanding EAF capacity by 3.4 Mt by end-2026, and growing automotive electrical steel production (0.4Mt NOES by 2028) supporting margins, returns on capital employed, and long-term sustainable growth
•Industry leading R&D: ArcelorMittal’s global R&D footprint spans 14 sites in 9 countries, with $335 million spent in 2025 demonstrating sustained commitment to advance steel, mining, decarbonisation technologies and AI-enhanced digital models
•Capital returns: The Board has proposed a FY 2026 dividend of $0.60/share, up from $0.55/share in 2025 and double the 2021 level. In addition, per its defined capital return policy, the Company will continue to return a minimum of 50% of post-dividend free cash flow to shareholders through share buybacks.
•Significant Shareholder participation in the share buyback program announced on 7 April 2025 (the “Program”)*: The Significant Shareholder, having  attained a shareholding position nearing the 45% threshold set under the 2006 Memorandum of Understanding** (entered into in connection with the merger of Mittal Steel and Arcelor, primarily to ensure a robust free float), has on  5 March 2026 entered into a share repurchase agreement to sell shares to ArcelorMittal during the Program, in the proportion to the Significant Shareholder’s current stake (44.6% of issued shares less shares held in treasury). Shares repurchased from the Significant Shareholder will be made at the same average price as the shares purchased by the Company under the Program on the relevant trading day in the open market.
*For further details, please refer to the press release dated 7 April 2025 announcing the commencement of a new share buyback program over the period 2025-2030: https://corporate.arcelormittal.com/media/press-releases/arcelormittal-announces-the-commencement-of-a-new-share-buyback-program-over-the-period-2025-2030
** Please refer to the section ‘Additional information—Material contracts—Memorandum of Understanding’ in the Form 20-F/Annual Report for a description of the standstill provision in the 2006 Memorandum of Understanding.
ENDS
About ArcelorMittal

ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 14 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2024 generated revenues of $62.4 billion, produced 57.9 million metric tonnes of crude steel and 42.4 million tonnes of iron ore. Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

http://corporate.arcelormittal.com/

ArcelorMittal Investor Relations contact information
General	+44 20 7543 1128
Retail	+44 20 3214 2893
Bonds/Credit	+33 171 921 026
Bonds/Credit	+33 171 921 026

ArcelorMittal Corporate Communications contact information
Paul Weigh
Tel:	+44 20 3214 2419
E-mail	press@arcelormittal.com